October 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Theravance Biopharma, Inc.
Schedule TO-I filed September 28, 2022
Schedule TO-C filed September 19, 2022
SEC File No. 5-88552

Ladies and Gentlemen:

On behalf of Theravance Biopharma, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated September 29, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced Schedule TO-I (the “Schedule TO-I” ) and Schedule TO-C (the “Schedule TO-C”). For your convenience, we have repeated and numbered the comments from the September 29, 2022 letter in italicized print, and the Company’s responses are provided below each comment.

Schedule TO-I filed September 28, 2022

Summary Term Sheet – Other Repurchases, page 6

1.	We note the disclosure here that the Company entered into a share repurchase agreement with GSK Finance on September 16, 2022. 9,644,807 shares were repurchased from GSK Finance on September 20, 2022, after the announcement of this tender offer on September 19, 2022. Rule 14e-5 prohibits purchases of subject securities outside of a tender offer from the date of announcement of the offer. Please explain how the share repurchase from GSK Finance was appropriate under Rule 14e-5.

Securities and Exchange Commission

October 6, 2022

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that the Company’s repurchase of 9,644,807 shares from GSK (the “Repurchase”) on September 20, 2022 was appropriate because such repurchase satisfied the requirements of Rule 14e-5(b)(7) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such paragraph permits purchases of shares during a tender offer pursuant to a contract if three conditions are satisfied: (i) the relevant contract was entered into before public announcement of the tender offer, (ii) the contract is unconditional and binding on both parties, and (iii) the existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials. First, the Repurchase was effected pursuant to a contract, namely, that certain Share Repurchase Agreement dated September 16, 2022 (the “Agreement”), which was entered into before the press release dated September 19, 2022 (the “Press Release”) was disseminated and before the tender offer commenced on September 28, 2022. Second, the only condition to the Repurchase set forth in the Agreement consisted of there being, on the closing date, no injunctions, orders or other restraints issued by a governmental authority with competent jurisdiction restraining or prohibiting the consummation of the Repurchase and the delivery by GSK Finance of the shares free and clear of any liens, encumbrances, or charges, of any kind (other than any lien, encumbrance or charge arising as a result of the Company’s purchase or ownership of any such shares or which arise under applicable federal and state securities laws). Because this closing condition would only fail to obtain upon an action of a governmental authority, the Company believes that, notwithstanding the inclusion of this closing condition in the Agreement, the Agreement represented an unconditional obligation of, and was binding on, each of the parties thereto for the purposes of Rule 14e-5(b)(7). Last, the existence of the Agreement and all material terms thereof, including quantity, price and parties were disclosed in the Press Release and the Schedule TO-I and the related exhibits, copies of which were filed with the Commission on September 28, 2022. The Company also notes that one week elapsed after the closing of the Repurchase before the tender offer commenced.

2.	We further note the disclosure here that the Company's Board of Directors has authorized the Company to repurchase before the end of 2023 up to $60 million in shares via an open market purchase plan. Such plan, together with the shares repurchased from GSK Finance and cancelled by the Company, will encompass 20.5% of the outstanding ordinary shares. In addition, if fully subscribed and if shares are purchased at the low end of the range in this modified Dutch auction, the Company will repurchase an additional 14.5% of shares through the offer. Given that up to 35% of the ordinary shares may be repurchased in the next year, provide an analysis as to why the offer should not be deemed the first step in a going private transaction. See Rule 13e-3.

Securities and Exchange Commission

October 6, 2022

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company advises the Staff that the tender offer is not being conducted by the Company with a current view to, or with the current intention of, engaging in a going private transaction. The Company further advises the Staff that the Company does not currently believe that the ongoing issuer tender offer would necessarily reduce the number of the Company’s shareholders because tendering shareholders cannot be assured that all or even a majority of their tendered shares will be accepted pursuant to the terms of the tender offer. For example, $95 million is the value of 9,743,589 shares purchased at $9.75 per share, the minimum purchase price under the tender offer, which was 14.5% of the Company’s shares outstanding as of September 27, 2022, the day prior to the commencement of the tender offer. Similarly, the Company does not currently believe that the approved open market purchase program would necessarily reduce the number of the Company’s shareholders. For example, it cannot be known at this time which shareholders would be selling their shares at a later date or whether such shareholders would sell at prices acceptable to the Company. In addition, these shareholders may not choose to sell all of their shares. Because of the proposed size of the tender offer, no entity is expected to obtain control of the Company solely as a result of the tender offer. For example, based solely on a review of information filed with the Commission, The Baupost Group, L.L.C. (“Baupost”) is the largest beneficial owner of the Company’s ordinary shares, with beneficial ownership of 14,530,996 of the Company’s shares. See Amendment No. 5 to Schedule 13G filed with the Commission on February 11, 2022 by The Baupost Group, L.L.C., Baupost Group GP, L.L.C. and Seth A. Klarman. There would be 57,622,323 Company shares outstanding as of September 27, 2022 assuming that the tender offer is fully subscribed and consummated as of that date at a purchase price of $9.75 per share. In that assumed scenario, Baupost’s beneficial ownership would increase to 25.2% of the Company’s shares outstanding as of September 27, 2022 on the additional assumptions that Baupost’s beneficial ownership of the Company’s shares did not change between February 11, 2022 and September 27, 2022 and that Baupost does not participate in the tender offer. Furthermore, the open market purchase program is $35 million smaller than the maximum size of tender offer on a value basis. The Company also notes that a third party could obtain beneficial ownership of more than 50% of the Company by means other than the tender offer or the open market purchase program. For these reasons, the Company does not believe that the ongoing tender offer is the first step in a series of transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). As a result, the Company does not believe the tender offer constitutes part of a going private transaction.

3.	See our comments above. Given that this is a partial offer that, in combination with other contemporaneously-announced buybacks, will result in a significant reduction in the ordinary shares outstanding, explain why you have not included the financial statements required by Item 1010(a) and (b) of Regulation M-A and Item 10 of Schedule TO.

Securities and Exchange Commission

October 6, 2022

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company advises the Staff that it believes that such financial statements are not material in the context of its ongoing tender offer and that this position is consistent with the guidance set forth in Instruction 2 to Item 10 of Schedule TO. Under such Instruction, financial statements are not considered material when (i) the consideration offered consists solely of cash, (ii) the offer is not subject to any financing condition, and (iii) the offeror is a public reporting company. As set forth in the Schedule TO-I and the related Offer to Purchase, dated September 28, 2022, filed with the Schedule TO-I as Exhibit (a)(1)(i), the tender offer is solely for cash consideration, the tender offer is not subject to any financing condition and the Company is a public reporting company. In addition, the Company’s cash position has improved since June 30, 2022. As of June 30, 2022, the Company had $132.9 million of cash and cash equivalents and short-term marketable securities. On July 20, 2022 the Company received approximately $1.1 billion in cash pursuant to its sale of equity interests in Theravance Respiratory Company, LLC and $25.0 million in exchange for certain royalty rights to ampreloxetine, yet between June 30, 2022 and the date hereof, the Company paid approximately $420 million to redeem the 9.5% Fixed Rate Term Notes due on or before 2035 issued by a wholly owned subsidiary of the Company and $94.0 million and $232.4 million to purchase, respectively, all of the outstanding Company’s 3.25% Convertible Senior Notes due 2023 and all shares held by GSK Finance, leaving the Company with an improved cash balance with no debt. In addition, all of this information was made public and is disclosed in the Company’s Quarterly Report for the quarter ended June 30, 2022, filed with the Commission on August 8, 2022, and in the Company’s Current Reports on Form 8-K filed with the Commission on August 25, 2022 and September 19, 2022, respectively.

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Securities and Exchange Commission

October 6, 2022

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Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Brett Grimaud Theravance Biopharma, Inc.